Exhibit 99.1

TORM

Interim results for the second quarter and half year 2023

TORM PLC

OFFICE 105, 20 ST DUNSTAN'S HILL

LONDON, EC3R 8HL, UNITED KINGDOM

COMPANY: 09818726

Highlights

“During the second quarter of 2023, we experienced a continued healthy rate environment, contributing to a profit before tax of USD 184m compared to USD 107m in the same period last year,” says Jacob Meldgaard and continues: “Based on this, we will return USD 126.6m to our shareholders as dividends for the period.”

Results
•	TCE for Q2 2023: USD/day 36,360 (Q2 2022: USD/day 29,622). TCE for Q1-Q2 2023: USD/day 38,903 (Q1-Q2 2022: USD/day 23,152).
•	EBITDA for Q2 2023: USD 236.8m (Q2 2022: 153.4m). EBITDA for Q1-Q2 2023: USD 435.4m (Q1-Q1 2022: 213.8m).
•	Unrealized gains from financial instruments related to freight and bunker for Q2 2023: USD 37.0m (Q2 2022: USD -9.5m). For Q1-Q2 2023: USD 21.2m (Q1-Q2 2022: USD -11.1m).
•	Adjusted EBITDA for Q2 2023: USD 199.8m (Q2 2022: 162.9m). Adjusted EBITDA for Q1-Q2 2023: USD 414.2m (Q1-Q1 2022: 224.9m).
•	Profit before tax for Q2 2023: USD 184.4m (Q2 2022: USD 107.0m). Profit before tax for Q1-Q2 2023: USD 339.5m (Q1-Q2 2022: USD 117.7m).
•	EPS: Q2 2023: USD 2.23/share, DKK 15.25/share (Q2 2022: USD 1.31/share, DKK 9.16/share). EPS Q1-Q2 2023: USD 4.10/share, DKK 28.26/share (Q1-Q2 2022: USD 1.44/share, DKK 9.80/share).
•	Return on Invested Capital: Q2 2023: 33.9% (Q2 2022: 22.7%). Return on Invested Capital Q1-Q2 2023: 31.6% (Q1-Q2 2022: 13.7%).
•
Declared dividends for Q2 2023 of USD 1.50/share, with an expected total dividend of USD 126.6m Expected payment date is 12 September 2023 based on shareholders on record on 29 August 2023. Ex-dividend date will be 28 August 2023.

Coverage
•	As of 14 August 2023, the coverage for the third quarter of 2023 was 74% at USD/day 30,534:
•	LR2: 70% at USD/day 32,579
•	LR1: 88% at USD/day 29,626
•	MR: 71% at USD/day 30,349
Business highlights
•
In the second quarter of 2023, TORM announced a new collaboration with Seabulk to participate in the Tanker Security Program (TSP) led by the U.S. Maritime Administration (MARAD). The TSP aims to enhance the competitiveness of a core fleet of U.S. based product tankers in international trade and bolster the resilience of the U.S. supply chain for liquid fuel products. Three of TORM’s MR vessels, (TORM Thor, TORM Thunder, and TORM Timothy) will participate in the program, serving both MARAD and continuing their regular operations under TORM. As part of their participation, the vessels will undergo reflagging to the U.S. flag in the second half of 2023.

•
During Q2 2023, TORM increased the fleet by net four vessels to 87 vessels in total. We took delivery of two LR1 vessels acquired in January 2023 and three MR vessels acquired in March 2023 and further during Q2, TORM sold and delivered one LR1 vessel. In the beginning of Q3, we sold one MR vessel with expected delivery in August 2023. Following these transactions TORM has a fleet of 86 vessels.

•	In Q2, TORM completed the refinancing of bank and leasing agreements for USD 480m and further secured a USD 73m facility that can be used for additional secondhand vessel financing. Since the announcement in March 2023, TORM has utilized USD 50m of the USD 123m that was originally committed for secondhand financing. As a result of the transaction, debt maturities have been extended to 2028–2029. In addition to the bilateral facility financed by one specialized shipping bank, nine banks participated in the syndicated facilities agreement.

•	As of 17 August 2023, TORM has installed a total of 62 scrubbers across the fleet (Q2 2022: 51).
•
Based on broker valuations, TORM’s fleet had a market value of USD 3,083.6m including assets held for sale as of 30 June 2023 (Q2 2022: USD 2,209m), representing an increase of USD 40.6m or 1% since 31 March 2023, when correcting for acquired and sold vessels delivered in Q2.

•	Based on broker valuations, TORM’s consolidated Net Asset Value (NAV) was USD 2,515.1m as of 30 June 2023 (Q2 2022: USD 1,510.8m).

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	2

Key figures

USDm	Q2 2023	Q2 2022	Q1-Q2 2023	Q1-Q2 2022	FY 2022
Income statements
Revenue	384.3	338.5	774.5	547.9	1,443.4
Time charter equivalent earnings (TCE) ¹⁾ ⁵⁾	308.0	209.6	572.9	333.0	981.5
Gross profit ¹⁾	255.4	158.5	471.5	232.6	781.8
EBITDA ¹⁾	236.8	153.4	435.4	213.8	743.0
Adjusted EBITDA ¹⁾	199.8	162.9	414.2	224.9	743.6
Operating profit/(loss) (EBIT)	199.8	118.7	363.3	141.3	601.4
Financial items	-15.4	-11.7	-23.8	-23.6	-44.7
Profit/(loss) before tax	184.4	107.0	339.5	117.7	556.7
Net profit/(loss) for the year/period	185.4	106.6	339.1	117.0	562.6
Net profit/(loss) ex. non-recurrent items¹⁾	184.3	99.7	338.0	112.7	548.4
Unrealized gain/(loss) on financial instruments related to freight and bunker	37.0	-9.5	21.2	-11.1	-0.6
Balance sheet and cash flow
Non-current assets	2,172.4	1,857.3	2,172.4	1,857.3	1,874.5
Total assets	2,860.6	2,421.1	2,860.6	2,421.1	2,614.2
Equity	1,566.3	1,214.7	1,566.3	1,214.7	1,503.7
Total liabilities	1,294.3	1,206.4	1,294.3	1,206.4	1,110.5
Invested capital ¹⁾	2,446.4	2,096.7	2,446.4	2,096.7	2,142.3
Net interest-bearing debt ¹⁾	893.6	894.0	893.6	894.0	649.6
Net Asset Value (NAV) ²⁾	2,515.1	1,510.8	2,515.1	1,510.8	2,329.8
Cash and cash equivalents incl. restricted cash	269.0	157.7	269.0	157.7	323.8
Investment in tangible fixed assets	118.5	12.7	333.6	59.6	119.3
Free cash flow	89.8	96.6	62.9	74.8	513.2

¹⁾ For definition of the calculated key figures, please refer to the glossary on pages 31-36.
²⁾ Based on broker valuations, excluding charter commitments.

	Q2 2023	Q2 2022	Q1-Q2 2023	Q1-Q2 2022	FY 2022
Key financial figures ¹⁾
Gross margin	66.5%	46.8%	60.9%	42.5%	54.2%
EBITDA margin	61.6%	45.3%	56.2%	39.0%	51.5%
Adjusted EBITDA margin	52.0%	48.1%	53.5%	41.0%	51.5%
Operating profit/(loss) (EBIT) margin	52.0%	35.1%	46.9%	25.8%	41.6%
Return on Equity (RoE)	46.0%	36.9%	44.2%	20.6%	44.0%
Return on Invested Capital (RoIC)	33.9%	22.7%	31.6%	13.7%	29.2%
Adjusted RoIC	33.4%	21.9%	31.1%	13.2%	28.1%
Equity ratio ³⁾	54.8%	50.2%	54.8%	50.2%	57.5%
TCE per day (USD) ⁵⁾	36,360	29,622	38,903	23,152	34,154
OPEX per day (USD) ⁵⁾	7,053	6,809	7,170	6,625	6,825
Net Loan-to-value (LTV) ratio ³⁾ ⁵⁾	29.1%	42.3%	29.1%	42.3%	24.8%
Share-related key figures ¹⁾
Basic earnings/(loss) per share (USD)	2.23	1.31	4.10	1.44	6.92
Diluted earnings/(loss) per share (USD)	2.14	1.31	3.95	1.44	6.80
Declared dividend per share (USD)	1.50	0.58	2.96	0.58	4.63
Declared dividend (USDm)	126.6	47.0	247.7	47.0	378.7
Dividend paid per share (USD)	4.05	-	4.05	-	2.04
Net Asset Value per share (NAV/share) (USD) ³⁾	29.8	18.5	29.8	18.5	28.5
Share price in DKK ³⁾ ⁶⁾	164.2	96.1	164.2	96.1	198.4
Share price in USD ³⁾ ⁷⁾	24.2	13.6	24.2	13.6	29.2
Number of shares ³⁾ ⁴⁾	84.4	81.5	84.4	81.5	81.8
No. of shares, weighted average (million) ⁴⁾	83.5	81.2	82.7	81.0	81.3

³⁾ End of period
⁴⁾ Excluding treasury shares
⁵⁾ For Tanker segment
⁶⁾ Source: Nasdaq OMX Nordic
⁷⁾ Source: Nasdaq US

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	3

Financial review

TCE
We saw a significant increase in the average TCE rate/day by 68% from 23,152 to 38,903 in the first six months of 2023 compared to the same period last year. This increase was a result of both an increase in revenue and decrease in port expenses, bunkers, commissions, and other costs of goods sold.

Revenue for the first six months of 2023 increased by USD 226.6m to USD 774.5m compared to the same period last year, corresponding to a 41% increase. For the current quarter, revenue increased by 14% or USD 45.8m to USD 384.3m compared to the same quarter last year. The increase in the revenue for both comparison periods can primarily be attributed to the higher freight rates. Higher freight rates continue to be driven by a strong product tanker market supported by the trade recalibration caused by the sanctions and self-sanctioning of Russian product exports.

Port expenses, bunkers, commissions, and other cost of goods sold for the first six months of 2023 were USD 196.3m, a decrease of USD 18.6m compared to USD 214.9m in the same period last year. The decrease is driven by an increase in unrealized gains on derivative financial instruments regarding freight and bunkers of USD 32.3m, coming from an unrealized loss of USD 11.1m for the first six months of 2022 to an unrealized gain of USD 21.2m for the first six months of 2023. The development is offset by increased port expenses and cost of goods sold related to the Marine Exhaust segment since it was acquired and consolidated in TORM´s accounts as of Q3 2022.
For the current quarter, port expenses, bunkers, commissions, and other costs of goods sold decreased by USD 54.8m to USD 74.1m compared to USD 128.9m in the same quarter last year. The decrease for the current quarter is also driven by an increase in unrealized gains on derivative financial instruments regarding freight and bunkers. The increase in unrealized gains was USD 46.5m, coming from an unrealized loss of USD 9.5m in Q2 2022 to an unrealized gain of USD 37.0m in Q2 2023. The decrease was further impacted by lower bunker prices.

During Q2 2023, the change in market value of TORM’s derivative financial instruments regarding freight and bunkers that was positive at USD 37.0m directly impacts the TCE, but not the TCE/day measure. The market value of the contracts was USD 21.2m as of 30 June 2023.

Assets
As of 30 June 2023, total assets were USD 2,860.6m (2022, same period: USD 2,421.1m). The increase was primarily driven by an increase in vessel values and capitalized dry-docking of USD 312.6m offset by a decrease in assets held-for-sale of USD 58.4m, and secondly by an increase in trade receivables of USD 54.4m and an increase in cash position of USD 111.3m resulting from higher revenue.

The carrying value of the fleet was USD 2,149.4m as of 30 June 2023 (2022, same period: USD 1,836.8m). The increase was due to investment in 11 vessels and capitalized dry-docking of USD 452.2m. 10 of the 11 vessels were purchased during the first six months of 2023. Additionally, the increase was impacted by two vessels that ceased to be classified as assets held-for-sale for a total of USD 18.6m. The increase since 30 June 2022 was offset by the divestment of one vessel and one vessel held for sale for a total of USD 22.7m, and additionally, depreciations and impairments for a total of USD 135.5m.

Based on broker valuations, TORM’s fleet had a market value of USD 3,083.6m as of 30 June 2023, 43% above carrying value.

TORM´s liquidity position by the end of Q2 2023 was USD 496.7m including restricted cash of USD 29.9m and undrawn credit facilities of USD 227.7m.

Equity
As of 30 June 2023, TORM’s equity was USD 1,566.3m (2022, same period: USD 1,214.7m). The increase was mainly driven by an increase in retained profit as a result of increased freight rates, and secondly by an increase in share premium as a result of the capital increase related the previously announced purchase of three MR product tankers in a partly share-based transaction.

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	4

Financial review

Cash flow statement
Net cash flow from operating activities for the first six months of 2023 was USD 407.3m (2022, same period: USD 89.0m). The increase was primarily driven by an increase in TCE.

Net cash flow from investing activities for the first six months of 2023 was USD -344.4m (2022, same period: USD -14.2m), as a result of the purchase and delivery of 10 secondhand vessels.

Net cash flow from financing activities for the first six months of 2023 was USD -144.2m (2022, same period: USD -86.3m). The decrease was primarily driven by dividends paid of USD 336.6m offset mainly by proceeds from borrowings as a result of higher vessel purchase activities.

Distribution
A dividend of USD 1.50 per share has been approved by the Board of Directors for the second quarter of 2023 with an expected total value of USD 126.6m. The distribution is in line with TORM’s Distribution Policy based on liquidity available for distribution amounting to USD 283m (cash position (USD +269.0m) plus working capital facilities (USD +100.0m) less restricted cash (USD -29.9m), earmarked proceeds (USD -52.0m) and cash position related to Marine Exhaust Technology A/S (USD -4.1m)) adjusted for a cash reservation per vessel of USD 1.8m equivalent to USD 156.6m for 87 vessels.

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	5

The product tanker market

Market development in Q2 2023
The product tanker market remained strong but volatile in the second quarter of 2023, albeit rates were lower than in the first quarter.

The lower rates were primarily related to the following factors:
•
Spring refinery maintenance in Russia, which peaked in May, led to a temporary reduction in exports and consequently released some Russian trading vessels to the remaining market, thereby increasing capacity (and putting downward pressure on rates).

•	EU clean petroleum product imports remained below pre-sanction levels in the second quarter due to lower diesel demand and increased drawdown on stocks.
•	An increasing share of EU imports came from the more efficient Transatlantic market (as opposed to East of Suez), hence reducing inefficiencies.

Market outlook
At the start of the third quarter, the product tanker market has improved supported by higher product exports from the US Gulf and China and a pick-up in middle distillate imports to the EU.

Higher Russian exports amid refineries returning from maintenance has increased tonnage capacity occupied with Russian trade.

The need to rebuild diesel stockpiles in Europe, reflected in recent pick-up in European diesel prices, and the new refining capacity in the Middle East added this year suggest increasing East to West middle distillate flows in the coming months. In the medium term, the market remains supported by low new-building deliveries, recovering global oil demand and changes in the refinery landscape.

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	6

Outlook for Q3 and full-year 2023

Financial outlook for 2023
To assess our financial performance, the number of covered days, interest-bearing debt, the TCE market, and EBITDA sensitivity to freight rates are included in our periodic ongoing reporting.

The primary driver for our financial performance is the product tanker market which is highly uncertain and therefore expected to be highly volatile. We expect to maintain relatively stable OPEX on a per vessel day basis, however, with a slightly increasing trend compared to recent historical levels.

Our financial outlook is primarily based on the assumptions described on the preceding pages, and the most important macroeconomic factors affecting our TCE earnings in 2023 are expected to be:

•	The EU ban on imports and transportation of Russian crude oil and oil products, and the G7 price gap vis-à-vis imports of Russian oil by third countries
•	Global economic growth or recession, consumption of refined oil products, and inflationary pressure
•	Location of closing and opening refineries and temporary shutdowns due to maintenance
•	Oil price development
•	Oil trading activity and developments in ton-mile
•	Bunker price developments
•	Global fleet growth and newbuilding ordering activity
•	Potential difficulties of major business partners
•	One-off market-shaping events such as strikes, embargoes, political instability, weather conditions, etc.
For further information and a detailed description of the most significant risks, please refer to Note 24 of TORM’s Annual Report 2022.

We have very low visibility on TCE rates that are not yet fixed with our customers. Hence, these rates may be significantly lower or significantly higher than our current expectations.

For the full-year 2023, TCE earnings are expected to be in the range of USD 1,050-1,175m (previous outlook: USD 1,025-1,375m), and EBITDA is expected to be in the range of USD 775–900m (previous outlook: USD 750-1,100m) based on the current fleet size, including published acquisitions and divestments of vessels. Please refer to page 34 for a definition of TCE earnings.

As of 14 August 2023, TORM had covered 72% of the 2023 full-year earning days at USD/day 36,531. Hence, 28% of the 2023 full-year earning days are subject to change. As 8,367 earning days in 2023 are unfixed as of 14 August 2023, a change in freight rates of USD/day 1,000 will – all other things being equal – impact the EBITDA by USD 8.4m. We expect to have 29,459 earning days in 2023.

Also as of 14 August 2023, 74% of the Q3 2023 earning days was covered at USD/day 30,534. For the individual segments, the Q3 2023 coverage was 70% at USD/day 32,579 for LR2, 88% at USD/day 29,626 for LR1 and 71% at USD/day 30,349 for MR.

Disclaimer on financial outlook
The purpose of this Financial Outlook for 2023 is to comply with reporting requirements for companies listed in Denmark. Actual results may vary, and this information may not be accurate or appropriate for other purposes. Information about our financial outlook for 2023, including the various assumptions underlying it, is forward-looking and should be read in conjunction with the “Safe Harbor Statements as to the Future” on page 11, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ materially from what we currently expect.

The information included in this Financial Outlook for 2023 is preliminary, unaudited and based on estimates and information available to us at this time. TORM has not finalized its financial statements for the periods presented. During the course of the financial statement closing process, TORM may identify items that would require it to make adjustments, which may be material to the information provided in this section. As mentioned above, the provided information constitutes forward-looking statements and is subject to risks and uncertainties, including possible adjustments to the financial outlook for 2023.

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	7

Coverage 2023-2025

Total earning and covered days in TORM as of 14 August 2023
The coverage figures include FFA positions.

As of 30 June 2023, the market value of TORM’s Forward Freight Agreements and bunker swaps that are accounted for through the profit and loss statement are assessed at a total of USD 21.2m. This included 1,698 days related to MR vessels at a rate of USD/day 40,566 and 977 days related to LR1 vessels at a rate of USD/day 45,114. Split into quarters, the exposure for MR is: 660 days at USD/day 40,334 in Q3 2023, 660 days at USD/day 40,485 in Q4 2023 and 377 days at USD/day 41,114 in Q1 2024. For LR1 the exposure is: 456 days at USD/day 44,900 in Q3 2023, 456 days at USD/day 45,186 in Q4 2023 and 65 days at USD/day 46,108 in Q1 2024. As of 14 August 2023, TORM has covered 744 days of the remainder of Q3 2023 through FFA and bunker swap positions at USD/day 42,267. As of 14 August 2023, the market value of TORM’s FFA and bunker swaps are assessed at a total of USD 17.3m.

	Q3 2023	Q4 2023	FY 2023	FY 2024	FY 2025
Total earning days
LR2	1,191	1,189	4,526	4,702	4,641
LR1	1,265	1,217	4,489	4,968	4,878
MR	5,230	5,184	20,444	21,213	20,864
Total	7,685	7,591	29,459	30,882	30,383

Covered days
LR2	833	4	2,991	0	0
LR1	1,114	456	3,579	65	0
MR	3,722	774	14,522	521	0
Total	5,669	1,234	21,092	586	-

	Q3 2023	Q4 2023	FY 2023	FY 2024	FY 2025
Covered, %
LR2	70%	0.3%	66%	0%	0%
LR1	88%	38%	80%	1%	0%
MR	71%	15%	71%	3%	0%
Total	74%	16%	72%	2%	0%

Coverage rates, USD/day
LR2	32,579	47,345	50,090	0	0
LR1	29,626	45,186	36,342	46,108	0
MR	30,349	39,609	33,785	40,503	0
Total	30,534	41,693	36,531	41,125	-
Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries.
Total available earning days are defined as total calendar days less off-hire days.
The FFA position is covering two trades, all carrying clean products. The first is a triangulation route from the European Continent to the US Atlantic Cost (TC2), followed by a backhaul and from the US Gulf back to the European Continent (TC14) for the MR fleet. The second is a round trip and from the Middle East Gulf to Japan (TC5) and back for the LR1 fleet. Both trades are representative of their segment and the geographical location and are supported by adequate trading volumes in the futures market.

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	8

Earnings data

USDm	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Change Q2 22 – Q2 23
LR2 vessels
Available earning days1)	1,306	1,184	1,096	1,071	1,074	-18%
Spot rates [2]⁾	39,027	52,595	64,485	65,245	48,775	25%
TCE per earning day [3]⁾	30,741	55,532	58,889	65,551	47,918	56%
Calendar days	1,331	1,220	1,196	1,170	1,183	-11%
Operating expenses per calendar day	6,961	7,196	7,469	7,637	7,490	8%
LR1 vessels
Available earning days1)	691	685	621	758	1,249	81%
Spot rates [2]⁾	36,535	51,089	50,287	44,141	35,060	-4%
TCE per earning day [3]⁾	33,269	51,102	48,067	42,047	36,674	10%
Calendar days	729	736	736	810	1,277	75%
Operating expenses per calendar day	6,588	6,640	7,236	6,709	7,534	14%
MR vessels
Available earning days1)	5,309	5,161	5,138	4,903	5,127	-3%
Spot rates [2]⁾	34,115	43,284	47,876	37,058	33,336	-2%
TCE per earning day [3]⁾	29,174	40,968	45,029	36,461	33,862	16%
Calendar days	5,347	5,315	5,244	5,130	5,306	-1%
Operating expenses per calendar day	6,808	7,055	6,901	7,314	6,839	0%
Handy vessels
Available earning days1)	92	6	-	-	-	-100%
Spot rates [2]⁾	12,602	12,505	-	-	-	-100%
TCE per earning day [3]⁾	12,196	6,397	-	-	-	-100%
Calendar days	103	7	-	-	-	-100%
Operating expenses per calendar day	6,455	11,462	-	-	-	-100%
Tanker segment
Available earning days1)	7,398	7,035	6,855	6,732	7,451	1%
Spot rates [2]⁾	34,844	45,646	50,818	42,476	35,875	3%
TCE per earning day [3]⁾	29,622	44,376	47,520	41,717	36,360	23%
Calendar days	7,510	7,278	7,176	7,110	7,766	3%
Operating expenses per calendar day	6,809	7,041	7,030	7,299	7,053	4%
1)Total available earning days = Total calendar days less off-hire days [2]⁾ Spot rates = Time Charter Equivalent Earnings for all charters with less than six months' duration.
3) TCE = Time Charter Equivalent Earnings. Please refer to the glossary on pages 31-36 for definitions.

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	9

TORM fleet development

The table shows TORM’s operating fleet. In addition to 57 owned product tankers, TORM had 30 vessels under sale-and-leaseback agreements with options to buy back the vessels as of 30 June 2023
(financially reported as owned vessels in accordance with our accounting policies).

During Q2 2023, TORM took delivery of two LR1 vessels including
TORM Evelyn and TORM Evolve and three MR vessels including TORM
Beatrice, TORM Birgitte and TORM Belis. In addition, TORM sold one
LR1 vessel (TORM Sara) that was delivered to its new owner in Q2
2023.

During Q2 2023, TORM completed our refinancing transaction, as announced earlier in Q1 2023. As a result of the transaction, five leased MR vessels (TORM Titan, TORM Australia, TORM New Zealand,
TORM Singapore and TORM Malaysia) will be refinanced to debt financing in August and September. Further, the MR vessel TORM
Torino that was previously leased was refinanced with bank financing early August 2023,

In the first part of July TORM sold one MR vessel (TORM Freya) which is expected to be delivered to its new owner in August 2023. The vessel was held for sale at the end of Q2 2023.

TORM expects to operate a total of 86 vessels by the end of Q3 2023.

TORM fleet development
	Q1 2023	Changes	Q2 2023	Changes	Q3 2023	Changes	FY 2023
Owned vessels
LR2	7	-	7		7	-	7
LR1	8	-1	7	-	7	-	7
MR	40	3	43	5	48	-	48
Total	55	2	57	5	62	-	62

Leaseback vessels
LR2	6	-	6	-	6	-	6
LR1	5	2	7	-	7	-	7
MR	17	-	17	-6	11	-	11
Total	28	2	30	-6	24	-	24

Total fleet	83	4	87	-1	86	-	86

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	10

Responsibility statement

We confirm that to the best of our knowledge:

The condensed consolidated set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) as adopted in the UK and also in accordance with IAS 34 as issued by the International Accounting Standards Board (”IASB”) and IAS 34 as adopted by the EU, as applied to the financial periods beginning on or after 01 January 2023 and additional Danish disclosure requirements for interim reports of listed companies
•
The interim report gives a true and fair view of the Group’s financial position as of 30 June 2023 as well as of the Group’s financial performance and cash flow for the period 01 January – 30 June 2023.

•
The interim management report includes a fair review of the development and performance of the Group’s business and of the financial position as a whole and a description of the principal risks and uncertainties for the remaining six months of 2023.

•	The interim management report includes a fair review of the material related party transactions which have taken place in the period and material changes to those described in the last annual report.

By order of the Board of Directors

Jacob Meldgaard
Executive Director
17 August 2023
Disclaimer
The interim report has been prepared solely to provide additional information to shareholders to assess the Group’s strategies and the potential for those strategies to succeed. The interim report should not be relied on by any other party or for any other purpose.

The interim report contains certain forward-looking statements. These statements are made by the Directors in good faith based on the information available to them up to the time of their approval of this report. Such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking statements.

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	11

Safe harbor statement as to the future

Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties.

Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; inflationary pressure; increased cost of capital or limited access to funding due to EU Taxonomy or relevant territorial taxonomy regulations; general domestic and international political conditions or events, including “trade wars” and the conflict between Russia and Ukraine, including the end of the conflict; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks  associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries; the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies; Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery; effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our board of directors and senior management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; our dependence on key personnel and our ability to attract, retain and motivate key employees; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any  further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; potential disruption of shipping routes due to accidents, climate-related incidents, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; the impact of adverse weather and natural disasters; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers.

In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	12

Condensed consolidated income statement

USDm	Note	Q2 2023	Q2 2022	Q1-Q2 2023	Q1-Q2 2022	FY 2022
Revenue		384.3	338.5	774.5	547.9	1,443.4
Port expenses, bunkers, commissions, and other cost of goods and services sold		-74.1	-128.9	-196.3	-214.9	-459.5
Operating expenses	1	-54.8	-51.1	-106.7	-100.4	-202.1
Profit from sale of vessels	2	3.5	0.8	3.5	0.8	10.2
Administrative expenses	1, 2	-21.9	-12.5	-39.5	-25.9	-55.0
Other operating income and expenses		-0.2	6.7	-0.1	6.4	5.8
Share of profit/(loss) from joint ventures		-	-0.1	-	-0.1	0.2
Operating profit before depreciation, amortization and impairment losses (EBITDA)		236.8	153.4	435.4	213.8	743.0

Impairment losses on tangible assets	2	-	-0.2	-	-2.8	-2.6
Depreciation and amortization	2	-37.0	-34.5	-72.1	-69.7	-139.0
Operating profit (EBIT)		199.8	118.7	363.3	141.3	601.4

Financial income		2.6	0.3	6.7	0.3	4.1
Financial expenses		-18.0	-12.0	-30.5	-23.9	-48.8
Profit before tax		184.4	107.0	339.5	117.7	556.7

Tax		1.0	-0.4	-0.4	-0.7	5.9
Net profit for the period		185.4	106.6	339.1	117.0	562.6

Net profit for the period attributable to:
TORM plc shareholders		185.8	106.6	339.4	117.0	562.8
Non-controlling interest		-0.4	-	-0.3	-	-0.2
Net profit for the period		185.4	106.6	339.1	117.0	562.6

Earnings per share
Basic earnings per share (USD)	6	2.23	1.31	4.10	1.44	6.92
Diluted earnings per share (USD)	6	2.14	1.31	3.95	1.44	6.80

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	13

Condensed consolidated statement of comprehensive income

USDm	Q2 2023	Q2 2022	Q1-Q2 2023	Q1-Q2 2022	FY 2022

Net profit for the year	185.4	106.6	339.1	117.0	562.6

Other comprehensive income:

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	-0.4	-0.2	-0.3	-0.3	-0.5
Reclassification of exchange rate adjustments on disposal of joint venture	-	-	-	-	0.1
Fair value adjustment on hedging instruments	12.5	8.0	6.3	35.0	54.8
Fair value adjustment on hedging instruments transferred to income statement	-5.4	1.3	-10.2	4.3	1.7
Tax on other comprehensive income	-1.8	-	0.9	-	-13.2
Other comprehensive income after tax	4.9	9.1	-3.3	39.0	42.9

Total comprehensive income for the period	190.3	115.7	335.8	156.0	605.5

Total comprehensive income for the period attributable to:
TORM plc shareholders	190.9	115.7	336.3	156.0	605.6
Non-controlling interest	-0.6	-	-0.5	-	-0.1
Total comprehensive income for the period	190.3	115.7	335.8	156.0	605.5

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	14

Condensed consolidated balance sheet

		30 June	30 June	31 December
USDm	Note	2023	2022	2022
ASSETS
Non-current Assets
Intangible assets
Goodwill		1.8	-	1.8
Other intangible assets		1.8	-	2.0
Total intangible assets		3.6	-	3.8
Tangible fixed assets
Land and buildings		5.3	3.7	3.8
Vessels and capitalized dry-docking	2	2,149.4	1,836.8	1,855.9
Prepayments on vessels	3	4.4	4.3	-
Other plant and operating equipment		4.8	5.6	5.6
Total tangible fixed assets		2,163.9	1,850.4	1,865.3
Financial assets
Investments in joint ventures		-	1.3	0.1
Loan receivables		4.6	4.6	4.6
Deferred tax asset		0.3	0.6	0.5
Other investments		-	0.4	0.2
Total financial assets		4.9	6.9	5.4
Total non-current assets		2,172.4	1,857.3	1,874.5
Current Assets
Inventories		66.9	78.3	72.0
Trade receivables		226.3	171.9	259.5
Other receivables		102.8	77.3	74.0
Prepayments		12.4	9.4	10.4
Cash and cash equivalents incl. restricted cash		269.0	157.7	323.8
Current assets, excl. assets held-for-sale		677.4	494.6	739.7
Assets held-for-sale	2	10.8	69.2	-
Total current assets		688.2	563.8	739.7
Total Assets		2,860.6	2,421.1	2,614.2

		30 June	30 June	31 December
USDm	Note	2023	2022	2022
EQUITY AND LIABILITIES
Equity
Common shares		0.8	0.8	0.8
Share premium		222.1	165.2	167.5
Treasury shares		-4.2	-4.2	-4.2
Hedging reserves		36.9	35.7	39.9
Translation reserves		-0.6	-0.1	-0.5
Retained profit		1,309.4	1,017.3	1,297.8
Equity attributable to TORM plc shareholders		1,564.4	1,214.7	1,501.3
Non-controlling interests		1.9	-	2.4
Total equity		1,566.3	1,214.7	1,503.7
LIABILITIES
Non-current Liabilities
Non-current tax liability related to held-over gains		45.2	45.2	45.2
Deferred tax liability		4.6	-	6.1
Borrowings	4	856.2	910.7	849.8
Other non-current liabilities		2.9	-	3.0
Total non-current liabilities		908.9	955.9	904.1
Current Liabilities
Borrowings	4	297.5	133.6	117.1
Trade payables		38.5	50.1	48.5
Current tax liabilities		1.3	1.1	2.0
Other liabilities		40.5	53.7	31.1
Provisions	7	6.8	12.0	6.8
Deferred income		0.8	-	0.9
Total current liabilities		385.4	250.5	206.4
Total liabilities		1,294.3	1,206.4	1,110.5
Total Equity and Liabilities		2,860.6	2,421.1	2,614.2
Note 5 and 8-12 on pages 24 to 27

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	15

Condensed consolidated statement of changes in equity
01 January-30 June

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non-controlling interest	Total
Equity as of 01 January 2023	0.8	167.5	-4.2	39.9	-0.5	1,297.8	1,501.3	2.4	1,503.7
Comprehensive income/loss for the period
Net profit for the period	-	-	-	-	-	339.4	339.4	-0.3	339.1
Other comprehensive income for the period	-	-	-	-3.9	-0.1	-	-4.0	-0.2	-4.2
Tax on other comprehensive income	-	-	-	0.9	-	-	0.9	-	0.9
Total comprehensive income/(loss) for the period	-	-	-	-3.0	-0.1	339.4	336.3	-0.5	335.8
Capital increase ¹⁾	-	54.7	-	-	-	-	54.7	-	54.7
Transaction costs of capital increase	-	-0.1	-	-	-	-	-0.1		-0.1
Share-based compensation	-	-	-	-	-	8.8	8.8	-	8.8
Paid dividend	-	-	-	-	-	-336.6	-336.6	-	-336.6
Total changes in equity for the period	-	54.6	-	-3.0	-0.1	11.6	63.1	-0.5	62.6
Equity as of 30 June 2023	0.8	222.1	-4.2	36.9	-0.6	1,309.4	1,564.4	1.9	1,566.3
¹⁾ During the year, the share capital was increased amounting to USD 6.2m as a result of the exercise of Restricted Share Units and 48.5m from a non-cash issue in relation to purchase of three vessels.

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non-controlling interest	Total
Equity as of 01 January 2022	0.8	159.8	-4.2	-3.6	0.2	899.2	1,052.2	-	1,052.2
Comprehensive income/(loss) for the period:
Net profit/(loss) for the period	-	-	-	-	-	117.0	117.0	-	117.0
Other comprehensive income/(loss) for the period	-	-	-	39.3	-0.3	-	39.0	-	39.0
Total comprehensive income/(loss) for the period	-	-	-	39.3	-0.3	117.0	156.0	-	156.0
Capital increase ¹⁾	-	5.4	-	-	-	-	5.4	-	5.4
Share-based compensation	-	-	-	-	-	1.1	1.1	-	1.1
Total changes in equity for the period	-	5.4	-	39.3	-0.3	118.1	162.5	-	162.5
Equity as of 30 June 2022	0.8	165.2	-4.2	35.7	-0.1	1,017.3	1,214.7	-	1,214.7
¹⁾ During the year, the share capital was increased amounting to USD 5.4m as a result of the exercise of Restricted Share Units.

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	16

Condensed consolidated cash flow statement

USDm	Q1-Q2 2023	Q1-Q2 2022	FY 2022
Cash flow from operating activities
Net profit for the year	339.1	117.0	562.6

Reversals:
Profit from sale of vessels	-3.5	-0.8	-10.2
Depreciation and amortization	72.1	69.7	139.0
Impairment losses on tangible assets	-	2.8	2.6
Share of profit/(loss) from joint ventures	-	0.1	-0.2
Financial income	-6.7	-0.3	-4.1
Financial expenses	30.5	23.9	48.8
Tax expenses	0.4	0.7	-5.9
Other non-cash movements	-12.4	6.0	-3.6

Interest received and realized exchange gains	6.7	0.1	4.0
Interest paid and realized exchange losses	-32.4	-26.1	-49.6
Income taxes paid	-1.5	-0.3	-0.7
Change in inventories, receivables and payables, etc.	15.0	-103.8	-180.9

Net cash flow from operating activities	407.3	89.0	501.9

USDm	Q1-Q2 2023	Q1-Q2 2022	FY 2022
Cash flow from investing activities
Investment in tangible fixed assets¹⁾	-333.6	-59.6	-119.3
Investment in intangible fixed assets	-0.2	-	-0.6
Acquisition of subsidiaries, net of cash acquired	-	-	1.1
Sale of tangible fixed assets	16.0	42.9	106.6
Change in restricted cash	-26.6	2.5	23.5

Net cash flow from investing activities	-344.4	-14.2	11.3

Cash flow from financing activities
Proceeds, borrowings	439.5	58.2	96.3
Repayment, borrowings	-253.2	-149.9	-275.1
Dividend paid	-336.6	-	-166.7
Capital increase¹⁾	6.2	5.4	8.0

Net cash flow from financing activities	-144.2	-86.3	-337.5

Net cash flow from operating, investing and financing activities	-81.3	-11.5	175.7

Cash and cash equivalents beginning balance	320.5	144.8	144.8
Cash and cash equivalents ending balance	239.1	133.3	320.5
Restricted cash equivalents ending balance	29.9	24.4	3.3
Cash and cash equivalents including restricted cash ending balance	269.0	157.7	323.8
¹⁾ During 2023 share capital was increased by USD 54.7m including a USD 48.5m non-cash share issue in relation to purchase of three vessels.

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	17

Segment reporting – condensed consolidated income statement

	Q2 2023				Q2 2022
USDm	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total
Revenue	375.0	11.8	-2.5	384.3	338.5	-	-	338.5
Port expenses, bunkers and commissions	-67.0	-	-	-67.0	-128.9	-	-	-128.9
Other cost of goods and services sold	-	-8.6	1.5	-7.1	-	-	-	-
Operating expenses	-54.8	-	-	-54.8	-51.1	-	-	-51.1
Profit from sale of vessels	3.5	-	-	3.5	0.8	-	-	0.8
Administrative expenses	-19.2	-2.7	-	-21.9	-12.5	-	-	-12.5
Other operating income and expenses	-0.2	-	-	-0.2	6.7	-	-	6.7
Share of profit/(loss) from joint ventures	-	-	-	-	-0.1	-	-	-0.1
Operating profit before depreciation, amortization and impairment losses (EBITDA)	237.3	0.5	-1.0	236.8	153.4	-	-	153.4

Impairment losses on tangible assets	-	-	-	-	-0.2	-	-	-0.2
Depreciation and amortization	-36.7	-0.3	-	-37.0	-34.5	-	-	-34.5
Operating profit (EBIT)	200.6	0.2	-1.0	199.8	118.7	-	-	118.7

Financial income	2.6	-	-	2.6	0.3	-	-	0.3
Financial expenses	-17.9	-0.1	-	-18.0	-12.0	-	-	-12.0
Profit before tax	185.3	0.1	-1.0	184.4	107.0	-	-	107.0

Tax	1.0	-	-	1.0	-0.4	-	-	-0.4
Net profit for the period	186.3	0.1	-1.0	185.4	106.6	-	-	106.6

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	18

Segment reporting – condensed consolidated income statement

	Q1-Q2 2023				Q1-Q2 2022				FY 2022
USDm	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total
Revenue	758.8	21.2	-5.5	774.5	547.9	-	-	547.9	1,440.4	5.9	-2.9	1,443.4
Port expenses, bunkers and commissions	-185.9	-	-	-185.9	-214.9	-	-	-214.9	-458.9	-	-	-458.9
Other cost of goods and services sold	-	-14.2	3.8	-10.4	-	-	-	-	-	-3.0	2.4	-0.6
Operating expenses	-106.7	-	-	-106.7	-100.4	-	-	-100.4	-202.1	-	-	-202.1
Profit from sale of vessels	3.5	-	-	3.5	0.8	-	-	0.8	10.2	-	-	10.2
Administrative expenses	-34.1	-5.4	-	-39.5	-25.9	-	-	-25.9	-52.4	-2.6	-	-55.0
Other operating income and expenses	-0.2	0.1	-	-0.1	6.4	-	-	6.4	5.8	-	-	5.8
Share of profit/(loss) from joint ventures	-	-	-	-	-0.1	-	-	-0.1	0.2	-	-	0.2
Operating profit before depreciation, amortization and impairment losses (EBITDA)	435.4	1.7	-1.7	435.4	213.8	-	-	213.8	743.2	0.3	-0.5	743.0

Impairment losses on tangible assets	-	-	-	-	-2.8	-	-	-2.8	-2.6	-	-	-2.6
Depreciation and amortization	-71.5	-0.6	-	-72.1	-69.7	-	-	-69.7	-138.7	-0.3	-	-139.0
Operating profit (EBIT)	363.9	1.1	-1.7	363.3	141.3	-	-	141.3	601.9	-	-0.5	601.4

Financial income	6.7	-	-	6.7	0.3	-	-	0.3	4.0	0.1	-	4.1
Financial expenses	-30.3	-0.2	-	-30.5	-23.9	-	-	-23.9	-48.7	-0.1	-	-48.8
Profit before tax	340.3	0.9	-1.7	339.5	117.7	-	-	117.7	557.2	-	-0.5	556.7

Tax	-0.5	0.1	-	-0.4	-0.7	-	-	-0.7	5.9	-	-	5.9
Net profit for the period	339.8	1.0	-1.7	339.1	117.0	-	-	117.0	563.1	-	-0.5	562.6

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	19

Segment reporting – condensed consolidated balance sheet

	30 June 2023				30 June 2022				31 December 2022
USDm	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total
ASSETS
Non-current Assets
Intangible assets
Goodwill	-	1.8	-	1.8	-	-	-	-	-	1.8	-	1.8
Other intangible assets	0.7	1.1	-	1.8	-	-	-	-	0.7	1.3	-	2.0
Total intangible assets	0.7	2.9	-	3.6	-	-	-	-	0.7	3.1	-	3.8
Tangible fixed assets
Land and buildings	4.5	0.8	-	5.3	3.7	-	-	3.7	2.8	1.0	-	3.8
Vessels and capitalized dry-docking	2,160.1	-	-10.7	2,149.4	1,836.8	-	-	1,836.8	1,863.4	-	-7.5	1,855.9
Prepayments on vessels	-	4.9	-0.5	4.4	4.3	-	-	4.3	-	-	-	-
Other plant and operating equipment	3.5	1.3	-	4.8	5.6	-	-	5.6	4.1	1.5	-	5.6
Total tangible fixed assets	2,168.1	7.0	-11.2	2,163.9	1,850.4	-	-	1,850.4	1,870.3	2.5	-7.5	1,865.3
Financial assets
Investments in joint ventures	-	-	-	-	1.3	-	-	1.3	0.1	-	-	0.1
Loan receivables	4.6	-	-	4.6	4.6	-	-	4.6	4.6	-	-	4.6
Deferred tax asset	0.3	-	-	0.3	0.6	-	-	0.6	0.5	-	-	0.5
Other investments	-	-	-	-	0.4	-	-	0.4	0.2	-	-	0.2
Total financial assets	4.9	-	-	4.9	6.9	-	-	6.9	5.4	-	-	5.4
Total non-current assets	2,173.7	9.9	-11.2	2,172.4	1,857.3	-	-	1,857.3	1,876.4	5.6	-7.5	1,874.5
Current Assets
Inventories	61.1	5.8	-	66.9	78.3	-	-	78.3	61.1	11.0	-0.1	72.0
Trade receivables	221.3	5.2	-0.2	226.3	171.9	-	-	171.9	255.7	4.2	-0.4	259.5
Other receivables	100.6	2.2	-	102.8	77.3	-	-	77.3	72.7	1.3	-	74.0
Prepayments	10.1	2.3	-	12.4	9.4	-	-	9.4	9.7	0.7	-	10.4
Cash and cash equivalents incl. restricted cash	264.9	4.1	-	269.0	157.7	-	-	157.7	321.4	2.4	-	323.8
Current assets, excl. assets held-for-sale	658.0	19.6	-0.2	677.4	494.6	-	-	494.6	720.6	19.6	-0.5	739.7
Assets held-for-sale	10.8	-	-	10.8	69.2	-	-	69.2	-	-	-	-
Total current assets	668.8	19.6	-0.2	688.2	563.8	-	-	563.8	720.6	19.6	-0.5	739.7
Total Assets	2,842.5	29.5	-11.4	2,860.6	2,421.1	-	-	2,421.1	2,597.0	25.2	-8.0	2,614.2

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	20

Segment reporting – condensed consolidated balance sheet

	30 June 2023				30 June 2022				31 December 2022
USDm	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total
Total equity	1,561.7	6.8	-2.2	1,566.3	1,214.7	-	-	1,214.7	1,498.0	6.2	-0.5	1,503.7

LIABILITIES
Non-current Liabilities
Non-current tax liability related to held-over gains	45.2	-	-	45.2	45.2	-	-	45.2	45.2	-	-	45.2
Deferred tax liability	4.3	0.3	-	4.6	-	-	-	-	5.8	0.3	-	6.1
Borrowings	852.6	3.6	-	856.2	910.7	-	-	910.7	844.6	5.2	-	849.8
Other non-current liabilities	2.4	0.5	-	2.9	-	-	-	-	2.2	0.8	-	3.0
Total non-current liabilities	904.5	4.4	-	908.9	955.9	-	-	955.9	897.8	6.3	-	904.1

Current Liabilities
Borrowings	293.4	4.1	-	297.5	133.6	-	-	133.6	115.7	1.3	-	117.1
Trade payables	35.7	3.4	-0.6	38.5	50.1	-	-	50.1	46.4	3.5	-1.4	48.5
Current tax liabilities	1.3	-	-	1.3	1.1	-	-	1.1	1.6	0.4	-	2.0
Other liabilities	39.4	1.1	-	40.5	53.7	-	-	53.7	31.0	0.3	-0.2	31.1
Provisions	6.5	0.3	-	6.8	12.0	-	-	12.0	6.5	0.3	-	6.8
Deferred income	-	9.4	-8.6	0.8	-	-	-	-	-	6.8	-5.9	0.9
Total current liabilities	376.3	18.3	-9.2	385.4	250.5	-	-	250.5	201.2	12.7	-7.5	206.4

Total liabilities	1,280.8	22.7	-9.2	1,294.3	1,206.4	-	-	1,206.4	1,099.0	19.0	-7.5	1,110.5

Total Equity and Liabilities	2,842.5	29.5	-11.4	2,860.6	2,421.1	-	-	2,421.1	2,597.0	25.2	-8.0	2,614.2

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	21

NOTE 1 - STAFF COSTS

USDm	Q2 2023	Q2 2022	Q1-Q2 2023	Q1-Q2 2022	FY 2022

Included in operating expenses	2.1	1.9	4.2	4.2	7.7
Included in administrative expenses	18.7	9.5	32.7	20.3	42.0
Total staff costs	20.8	11.4	36.9	24.5	49.7

NOTE 2 - VESSELS AND CAPITALIZED DRY-DOCKING

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 63.5m (30 June 2022: USD 50.6m, 31 December 2022: USD 50.1m).

The depreciation for the six months ended 30 June 2023 related to "Other plant and operating equipment" of USD 1.7m (30 June 2022: USD 1.2m, 31 December 2022: USD 2.8m) and “Land and buildings” of USD 1.2m (30 June 2022: USD 1.1m, 31 December 2022: USD 2.3m) is related to “Administrative expenses”.

IMPAIRMENT ASSESSMENT
For determination of the vessel values, TORM has carried out an impairment indicator assessment and has found no indication of impairment, and therefore, TORM has not reassessed the recoverable amount as of 30 June 2023.

ASSETS HELD FOR SALE
During the first six months of 2023, TORM sold one vessel and one vessel was presented as asset held for sale as of 30 June 2022.

NOTE 2 - Continued

	30 June	30 June	31 December
USDm	2023	2022	2022

Cost:
Balance as of beginning of period	2,421.2	2,443.3	2,443.3
Additions	352.1	14.4	77.2
Disposals	-23.0	-1.7	-14.2
Transferred from prepayments	33.0	50.8	55.1
Transferred to assets held-for-sale	-39.1	-172.6	-140.2
Balance	2,744.2	2,334.2	2,421.2

Depreciation:
Balance as of beginning of period	543.8	475.0	475.0
Disposals	-22.7	-1.7	-14.2
Depreciation for the period	69.2	67.3	133.7
Transferred to assets held-for-sale	-16.0	-63.7	-50.7
Balance	574.3	476.9	543.8

Impairment:
Balance as of beginning of period	21.5	30.5	30.5
Impairment losses on tangible fixed assets	-	2.8	2.7
Transferred to assets held-for-sale	-1.0	-12.8	-11.7
Balance	20.5	20.5	21.5

Carrying amount	2,149.4	1,836.8	1,855.9

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	22

NOTE 3 – PREPAYMENTS ON VESSELS

	30 June	30 June	31 December
USDm	2023	2022	2022

Balance as of beginning of period	-	12.0	12.0
Additions	37.4	43.1	43.1
Transferred to vessels	-33.0	-50.8	-55.1
Carrying amount	4.4	4.3	-

NOTE 4 – BORROWINGS

	30 June	30 June	31 December
USDm	2023	2022	2022

Mortgage debt and bank loans to be repaid as follows:
Falling due within one year	197.3	134.1	117.3
Falling due between one and two years	166.7	123.0	128.4
Falling due between two and three years	148.5	130.0	126.9
Falling due between three and four years	136.4	210.3	185.6
Falling due between four and five years	225.7	89.1	161.4
Falling due after five years	286.4	365.7	253.4
Total	1,161.0	1,052.2	973.0
Borrowing costs	-13.5	-12.0	-11.1
Right-of-use lease liabilities	6.2	4.1	5.0
Total borrowings	1,153.7	1,044.3	966.9

As of 30 June 2023, TORM was in compliance with the financial covenants. TORM expects to remain in compliance with the financial covenants in the remaining period of 2023.

NOTE 5 – DERIVATIVE FINANCIAL INSTRUMENTS

	30 June	30 June	31 December
USDm	2023	2022	2022
Fair value of derivatives:
Derivative financial instruments regarding freight and bunkers:
Forward freight agreements - fair value through profit and loss	26.9	-15.0	-
Bunker swaps - fair value through profit and loss	-5.7	4.5	-
Bunker swaps - hedge accounting	-0.8	1.7	-

Derivative financial instruments regarding interest and currency exchange rate:
Forward exchange contracts - hedge accounting	0.9	-2.5	0.4
Interest rate swaps - hedge accounting	49.2	37.1	53.7
Total	70.5	25.8	54.1

Derivative financial instruments are recognized in the following balance sheet items:

	30 June	30 June	31 December
USDm	2023	2022	2022
Other receivables	77.1	43.3	54.5
Other liabilities	-6.6	-17.5	-0.4
Total	70.5	25.8	54.1

The fair value hierarchy for the above derivative financial instruments is Level 2.

There are no changes in the methods and assumptions used in determining the fair value of the financial instruments. Please refer to the Annual Report 2022, page 169.

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	23

NOTE 6 – EARNINGS PER SHARE

	Q2 2023	Q2 2022	Q1-Q2 2023	Q1-Q2 2022	FY 2022
EARNINGS PER SHARE

Net profit for the year attributable to TORM plc shareholders (USDm)	185.8	106.6	339.4	117.0	562.8

Million shares
Weighted average number of shares	84.0	81.7	83.2	81.5	81.8
Weighted average number of treasury shares	-0.5	-0.5	-0.5	-0.5	-0.5
Weighted average number of shares outstanding	83.5	81.2	82.7	81.0	81.3
Dilutive effect of outstanding share options	3.2	0.2	3.2	0.2	1.5
Weighted average number of shares outstanding incl. dilutive effect of share options	86.7	81.4	85.9	81.2	82.8

Basic earnings per share (USD)	2.23	1.31	4.10	1.44	6.92
Diluted earnings per share (USD)	2.14	1.31	3.95	1.44	6.80

NOTE 7 – PROVISIONS
In 2020, TORM became involved in cargo claims relating to a customer having granted indemnities for discharge of cargoes, and not being able to honor those obligations. The cases involved irregular activities by the customer. Legal action was initiated by TORM in the UK and in India against the customer and related individuals. TORM has recognized provisions amounting to USD 6.5m as of 30 June 2023 relating to the case complex (30 June 2022: USD 12.0m, 31 December 2022: USD 6.5m). Legal proceedings are still ongoing and therefore the provisions recognized are subject to uncertainty relating to both timing and amount.

NOTE 8 – CONTINGENT LIABILITIES
TORM is involved in certain legal proceedings and disputes. It is Management’s opinion that the outcome of these proceedings and disputes will not have any material impact on TORM’s financial position, results of operations and cash flows.

NOTE 9 – CONTRACTUAL OBLIGATIONS AND RIGHTS
As of 30 June 2023, TORM had contractual obligations regarding scrubber investments and other minor commitments of USD 16.7m (30 June 2022: USD 13.2m, 31 December 2022: USD 18.4m).

As of 30 June 2023, TORM had contractual obligations regarding second-hand vessels of USD 0.0m (30 June 2022: USD 36.0m, 31 December 2022: USD 0.0m).

NOTE 10 – POST BALANCE SHEET DATE EVENTS
After the reporting date, TORM’s Board of Directors has decided to declare a dividend of USD 1.50 per share, with an expected total dividend payment of USD 126.6m. The distribution is in line with TORM’s Distribution Policy with cash position (USD +269.0m), Working Capital Facilities (USD +100.0m), restricted cash (USD -29.9m) and earmarked proceeds (USD -52.0m) and a cash position related to Marine Exhaust (USD -4.1m). Cash reservation per vessel is USD 1.8m or for 87 vessels USD 156.6m in total. Payment is expected on 12 September 2023 of shareholder of record on 29 August 2023, with the ex-dividend date on 28 August 2023. The dividends have not been recognized as liabilities and there are no tax consequences.

NOTE 11 – RELATED PARTY TRANSACTIONS
On 01 September 2022, TORM purchased 75% of the shares in Marine Exhaust Technology A/S thereby obtaining a controlling interest in its joint venture entity Marine Exhaust Technology Ltd in Hong Kong. During the six months ended 30 June 2022, TORM’s transactions with its joint venture entity producing scrubbers for the TORM fleet covered CAPEX of USD 4.5m in total. During the six months ended 30 June 2023, there have been no related party transactions.

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	24

NOTE 12 – ACCOUNTING POLICIES & GOING CONCERN

General information
The information for the year ended 31 December 2022 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditor's report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

The interim report for the period 01 January-30 June 2023 is not audited or reviewed.

Significant accounting policies
The interim report for the period 01 January-30 June 2023 is presented in accordance with IAS 34 "Interim Financial Reporting" (“IAS 34”) as adopted in the UK. The interim financial statements are also prepared in accordance with IAS 34 as issued by the International Accounting Standards Board (“IASB”) and IAS 34 as adopted by the EU, as applied to financial periods beginning on or after 01 January 2023 and the additional Danish disclosure requirements for interim reports of listed companies.

TORM has implemented the following standards and amendments issued by the IASB and adopted by the UK in the consolidated financial statements for 2023:

•	IFRS 17 Insurance Contracts
•	IAS 12 amendments Deferred Tax related to Assets and liabilities arising from a Single Transaction
•	IAS 12 amendments International Tax Reform - Pillar Two Model Rules
•	IAS 8 amendments Definition of Accounting Estimates
•	IAS 1 and IFRS Practice Statement 2 amendments Disclosure of Accounting Policies

The amendments on International Tax Reform - Pillar Two Model Rules introduce a mandatory exception in IAS 12 ‘Income Taxes’ to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. The amendments have been adopted by the UK Endorsement Board but have yet to be endorsed in the EU. The operation of the Pillar Two Model Rules is complex and it is unclear whether the Pillar Two Model Rules create additional temporary differences, whether to remeasure deferred taxes for the Pillar Two model rules and how to determine the tax rate for measuring deferred taxes. Accordingly, TORM has concluded that not accounting for deferred taxes related to Pillar Two income taxes would result in the most appropriate accounting policy pending the completion of the EU endorsement process. TORM is currently assessing the future impact of these rules upon the financial statements.

For the remaining new standards and amendments, it is assessed that application of these effective on 01 January 2023 has not had any material impact on the consolidated financial statements in 2023. The interim report has been prepared using the same accounting policies and methods of computation as in the Annual Report 2022.

NOTE 12 - Continued

For critical estimates and judgements, please refer to the Annual Report 2022, pages 134-135.

Going concern
TORM monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding, second-hand vessels and loan commitments, and to monitor compliance with the financial covenants within its loan facilities. As of 30 June 2023, TORM’s available liquidity including undrawn facilities was USD 496.7m, including a total cash position of USD 269.0m (including restricted cash of USD 29.9m). TORM’s net interest-bearing debt was USD 893.6m, and the net debt loan-to-value ratio was 29.1%. TORM performs sensitivity calculations to reflect different scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required.

The sensitivity calculations are similar to those applied in connection with covenant testing in the Annual Report. The principal risks and uncertainties facing TORM are set out on page 71 in the annual report.

A key element for TORM’s financial performance in the going concern period relates to the increased geopolitical risk following Russia’s invasion of Ukraine in February 2022 and the associated effects on the product tanker market. The changed geopolitical situation has so far been positive for the product tanker market, and TORM’s base case assumes that this positive sentiment related to freight rates and vessel values will continue throughout 2023 and Q3 2024. In the base case, TORM has sufficient liquidity and headroom for all the covenant limits.

The Board of Directors has considered TORM’s cash flow forecasts and the expected compliance with TORM’s financial covenants for a period of not less than 12 months from the date of approval of this interim report. Based on this review, the Board of Directors has a reasonable expectation that, taking into account reasonably possible changes in trading performance and vessel valuations, TORM’s will be able to continue in operational existence and comply with its financial covenants for the next 12 months. Accordingly, TORM’s continues to adopt the going concern basis in preparing its financial statements.

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	25

Condensed consolidated income statement per quarter

USDm	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022
Revenue	384.3	390.2	447.4	448.1	338.5
Port expenses, bunkers, commissions, and other cost of goods and services sold	-74.1	-122.1	-114.2	-130.4	-128.9
Operating expenses	-54.8	-51.9	-50.4	-51.3	-51.1
Profit from sale of vessels	3.5	-	0.2	9.2	0.8
Administrative expenses	-21.9	-17.6	-15.7	-13.4	-12.5
Other operating income and expenses	-0.2	-0.1	-0.3	-0.3	6.7
Share of profit/(loss) from joint ventures	-	-	-	0.3	-0.1
Operating profit before depreciation, amortization and impairment losses (EBITDA)	236.8	198.5	267.0	262.2	153.4

Impairment losses on tangible assets	-	-	-	0.2	-0.2
Depreciation and amortization	-37.0	-35.0	-35.5	-33.8	-34.5
Operating profit (EBIT)	199.8	163.5	231.5	228.6	118.7

Financial income	2.6	4.1	2.6	1.2	0.3
Financial expenses	-18.0	-12.5	-12.4	-12.5	-12.0
Profit/ before tax	184.4	155.1	221.7	217.3	107.0

Tax	1.0	-1.5	6.8	-0.2	-0.4
Net profit for the period	185.4	153.6	228.5	217.1	106.6

Earnings per share
Basic earnings per share (USD)	2.23	1.87	2.80	2.66	1.31
Diluted earnings per share (USD)	2.14	1.80	2.75	2.63	1.31

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	26

Condensed consolidated statement of cash flow per quarter

USDm	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022
CASH FLOW FROM OPERATING ACTIVITIES
Net profit for the year	185.4	153.6	228.5	217.1	106.6

Reversals:
Profit from sale of vessels	-3.5	-	-0.2	-9.2	-0.8
Depreciation and amortization	37.0	35.0	35.5	33.8	34.5
Impairment losses on tangible assets	-	-	-	-0.2	0.2
Share of profit/(loss) from joint ventures	-	-	-	-0.3	0.1
Financial income	-2.6	-4.1	-2.6	-1.2	-0.3
Financial expenses	18.0	12.5	12.4	12.5	12.0
Tax expenses	-1.0	1.5	-6.8	0.2	0.4
Other non-cash movements	-30.7	18.3	-5.2	-4.3	3.6

Interest received and realized exchange gains	2.6	4.2	2.6	1.3	0.1
Interest paid and realized exchange losses	-19.2	-13.2	-11.4	-12.1	-11.9
Income taxes paid	-0.1	-1.4	-0.3	-0.1	-
Change in inventories, receivables and payables, etc.	6.7	8.3	-4.9	-72.2	-73.4

Net cash flow from operating activities	192.6	214.7	247.6	165.3	71.1

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	27

Condensed consolidated statement of cash flow per quarter

USDm	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets¹⁾	-118.5	-215.1	-12.6	-47.1	-12.7
Investment in intangible fixed assets	-0.2	-	-0.6	-	-
Acquisition of subsidiaries, net of cash acquired	-	-	0.1	1.0	-
Sale of tangible fixed assets	16.0	-	0.2	63.5	42.9
Change in restricted cash	-0.1	-26.5	11.1	9.9	-4.7

Net cash flow from investing activities	-102.8	-241.6	-1.8	27.3	25.5

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds, borrowings	327.5	112.0	-	38.1	20.0
Repayment, borrowings	-223.0	-30.3	-31.2	-94.0	-62.3
Dividend paid	-336.6	-	-119.4	-47.3	-
Capital increase¹⁾	0.6	5.6	1.3	1.3	4.1

Net cash flow from financing activities	-231.6	87.3	-149.3	-101.9	-38.2

Net cash flow from operating, investing and financing activities	-141.8	60.4	96.5	90.7	58.4

Cash and cash equivalents beginning balance	380.9	320.5	224.0	133.3	74.9
Cash and cash equivalents, ending balance	239.1	380.9	320.5	224.0	133.3
Restricted cash equivalents ending balance	29.9	29.8	3.3	14.5	24.4
Cash and cash equivalents including restricted cash, ending balance	269.0	410.7	323.8	238.5	157.7
¹⁾ During 2023 share capital was increased by USD 54.7m including a USD 48.5m non-cash share issue in relation to purchase of three vessels.

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	28

Glossary
Key financial figures

TCE per day	=	TCE excluding unrealized gains/losses on derivatives Available earning days

Gross profit %	=	Gross Profit Revenue

EBITDA %	=	EBITDA Revenue

Operating profit/(loss) %	=	Operating profit/(loss) (EBIT) Revenue

Return on Equity (RoE) %	=	Net profit/(loss) for the year Average equity

Return on Invested Capital (RoiC) %	=	Operating profit/(loss) less tax Average invested capital

Equity ratio	=	Equity Total assets

Earnings per share, EPS	=	Net profit/(loss) for the year Average number of shares

Diluted earnings/(loss) per share, EPS (USD)	=	Net profit/(loss) for the year Average number of shares less average number of treasury shares

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	29

Glossary
Alternative performance measures group

Throughout the interim report, several alternative performance measures (APMs) are used.
The APMs used are the same as in the Annual Report 2022 and therefore we refer to the principles for these on pages 198-202 in the TORM plc Annual Report 2022. The following
APMs relate to the Group.

Net profit/(loss) for the year excluding non-recurrent items: Net profit/loss excluding non-recurrent items is net profit/loss less non-recurring items, e.g. impairment and reversals of impairment on vessels, profit from sale of vessels and claims provisions. TORM reports net profit excluding non-recurrent items because we believe it provides additional meaningful information to investors regarding the operational performance excluding non-recurrent fluctuations.

USDm	Q2 2023	Q2 2022	Q1-Q2 2023	Q1-Q2 2022	FY 2022
Reconciliation to net profit/(loss)
Net profit/(loss) for the period	185.4	106.6	339.1	117.0	562.6
Profit from sale of vessels	-3.5	-0.8	-3.5	-0.8	-10.2
Impairment losses and reversals on tangible assets	-	0.2	-	2.8	2.6
Provisions	-	-6.3	-	-6.3	-6.3
Expense of capitalized bank fees at refinancing	2.4	-	2.4	-	-
Step up gain related to acquisition	-	-	-	-	-0.3
Net profit/(loss) for the year ex. non-recurrent items	184.3	99.7	338.0	112.7	548.4

Gross profit: TORM defines gross profit, a performance measure, as revenues less port expenses, bunkers and commissions and other cost of goods and services sold, charter hire and operating expenses. TORM reports gross profit because we believe it provides additional meaningful information to investors, as gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

USDm	Q2 2023	Q2 2022	Q1-Q2 2023	Q1-Q2 2022	FY 2022
Reconciliation to revenue
Revenue	384.3	338.5	774.5	547.9	1,443.4
Port expenses, bunkers, commissions and other cost of goods and services sold	-74.1	-128.9	-196.3	-214.9	-459.5
Operating expenses	-54.8	-51.1	-106.7	-100.4	-202.1
Gross profit	255.4	158.5	471.5	232.6	781.8

Return on Invested Capital (RoIC): TORM defines RoIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined below.

RoIC expresses the returns generated on capital invested in TORM. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. RoIC is calculated as follows:

USDm	Q2 2023	Q2 2022	Q1-Q2 2023	Q1-Q2 2022	FY 2022
Operating profit/(loss) (EBIT)	199.8	118.7	363.3	141.3	601.4
Tax	1.0	-0.4	-0.4	-0.7	5.9
EBIT less Tax	200.8	118.3	362.9	140.6	607.3
EBIT less Tax - Full year equivalent	803.2	473.2	725.8	281.2	607.3
Invested capital, opening balance	2,291.7	2,081.5	2,142.3	2,011.3	2,011.3
Invested capital, ending balance	2,446.4	2,096.7	2,446.4	2,096.7	2,142.3
Average invested capital	2,369.1	2,089.1	2,294.4	2,054.0	2,076.8
Return on Invested Capital (RoIC)	33.9%	22.7%	31.6%	13.7%	29.2%

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	30

Glossary
Alternative performance measures group

Adjusted Return on Invested Capital (Adjusted RoIC): TORM defines adjusted RoIC as earnings before interest and tax (EBIT) less tax and non-recurrent items, divided by the average invested capital less average impairment for the period. Invested capital is defined below.

The Adjusted RoIC expresses the returns generated on capital invested in TORM adjusted for impacts related to non-recurrent items. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. Adjusted RoIC is calculated as follows:

USDm	Q2 2023	Q2 2022	Q1-Q2 2023	Q1-Q2 2022	FY 2022
EBIT less Tax - Full year equivalent	803.2	473.2	725.8	281.2	607.3
Profit from sale of vessels	-3.5	-0.8	-3.5	-0.8	-10.2
Impairment losses on tangible assets	-	0.2	-	2.8	2.6
Provisions	-	-6.3	-	-6.3	-6.3
Expense of capitalized bank fees at refinancing	2.4	-	2.4	-	-
Step-up gain related to acquisition	-	-	-	-	-0.3
EBIT less tax and impairment	802.1	466.3	724.7	276.9	593.1
Average invested capital¹⁾	2,369.1	2,089.1	2,294.4	2,054.0	2,076.8
Average impairment ²⁾	32.4	36.9	32.4	36.9	37.4
Average invested capital adjusted for impairment	2,401.5	2,126.0	2,326.8	2,090.9	2,114.2
Adjusted RoIC	33.4%	21.9%	31.1%	13.2%	28.1%

¹⁾ Average invested capital is calculated as the average of the opening and closing balance of invested capital.
²⁾ Average impairment is calculated as the average of the opening and closing balances of impairment charges on vessels and goodwill in the balance sheet.

Adjusted EBITDA: TORM defines adjusted EBITDA as EBITDA net of the fair value adjustments on freight and bunker derivatives. EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in TORM's financing agreements. TORM believes that EBITDA assists Management and investors in evaluating TORM’s operating performance by increasing comparability of TORM's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization, and taxes. These are items which could be affected by various changing financing methods and capital structures, which may significantly affect profit/(loss) between periods. The adjusted EBITDA is calculated as follows:

USDm	Q2 2023	Q2 2022	Q1-Q2 2023	Q1-Q2 2022	FY 2022
EBITDA	236.8	153.4	435.4	213.8	743.0
Fair value adjustments on freight and bunker derivatives	-37.0	9.5	-21.2	11.1	0.6
Adjusted EBITDA	199.8	162.9	414.2	224.9	743.6

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	31

Glossary
Alternative performance measures group

Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, deferred tax assets, other investments, bunkers, accounts receivable, assets held for sale (when applicable), non-current tax liability related to held over gains, deferred tax liabilities, trade payables, current tax liabilities, dividend payable, provisions and deferred income. Invested capital measures the net investment used to achieve our operating profit. TORM believes that invested capital is a relevant measure which Management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

	30 June	30 June	31 December
USDm	2023	2022	2022
Tangible and intangible fixed assets	2,167.5	1,850.4	1,869.1
Investments in joint ventures	-	1.3	0.1
Deferred tax asset	0.3	0.6	0.6
Other investments	-	0.4	0.2
Inventories	66.9	78.3	72.0
Accounts receivable	341.5	258.6	343.9
Assets held-for-sale	10.8	69.2	-
Non-current tax liability related to held over gains	-45.2	-45.2	-45.2
Deferred tax liability	-4.6	-	-6.1
Trade payables ²⁾	-81.9	-103.8	-82.6
Current tax liabilities	-1.3	-1.1	-2.0
Provisions	-6.8	-12.0	-6.8
Deferred income	-0.8	-	-0.9
Invested capital	2,446.4	2,096.7	2,142.3

¹⁾ Accounts receivable include Trade receivables, Other receivables and Prepayments.
²⁾ Trade payables include Trade payables, Other non-current liabilities and Other liabilities.

Net interest-bearing debt: Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), lease liabilities less cash equivalents and interest-bearing loan receivables. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, TORM believes that net interest-bearing debt is a relevant measure, which Management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

	30 June	30 June	31 December
USDm	2023	2022	2022
Borrowings¹⁾	1,167.2	1,056.3	978.0
Loan receivables	-4.6	-4.6	-4.6
Cash and cash equivalents, including restricted cash	-269.0	-157.7	-323.8
Net interest-bearing debt	893.6	894.0	649.6

¹⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs of USD 13.5m.

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	32

Glossary
Alternative performance measures group

Liquidity: TORM defines liquidity as available cash, comprising cash and cash equivalents, including restricted cash, as well as undrawn and committed credit facilities. TORM finds the APM important as the liquidity expresses TORM’s financial position, ability to meet current liabilities and cash buffer. Further, it expresses TORM’s ability to act and invest when new possibilities occur.

	30 June	30 June	31 December
USDm	2023	2022	2022
Cash and cash equivalents, including restricted cash	269.0	157.7	323.8
Undrawn credit facilities and committed facilities incl. sale & leaseback financing transactions	227.7	82.7	92.6
Liquidity	496.7	240.4	416.4

Free cash flow: TORM defines free cash flow as net cash flow from operating activities less the net cash flow from investing activities. TORM finds the APM important as free cash flow reflects our ability to generate cash, repay liabilities and pay dividends.

USDm	Q2 2023	Q2 2022	Q1-Q2 2023	Q1-Q2 2022	FY 2022
Net cash flow from operating activities	192.6	71.1	407.3	89.0	501.9
Net cash flow from investing activities	-102.8	25.5	-344.4	-14.2	11.3
Free cash flow	89.8	96.6	62.9	74.8	513.2

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure which Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:

	30 June	30 June	31 December
USDm	2023	2022	2022
Vessel values (broker values)	3,083.6	2,160.1	2,650.3
Vessel values of purchased secondhand vessel not delivered (broker values)	-	49.0	-
Other committed investment CAPEX	16.7	13.2	18.4
Committed liability CAPEX	-16.7	-49.2	-18.4
Goodwill	1.8	-	1.8
Other intangible assets	1.8	-	2.0
Land and buildings	5.3	3.7	3.8
Other plant and operating equipment	4.8	5.6	5.6
Investments in joint ventures	-	1.3	0.1
Loan receivables	4.6	4.6	4.6
Deferred tax asset	0.3	0.6	0.5
Other investments	-	0.4	0.2
Inventories	66.9	78.3	72.0
Accounts receivable ¹⁾	341.5	258.6	343.9
Cash and cash equivalents incl. restricted cash	269.0	157.7	323.8
Deferred tax liability	-4.6	-	-6.1
Borrowings ²⁾	-1,167.2	-1,056.3	-978.0
Trade payables ³⁾	-81.9	-103.8	-82.6
Current tax liabilities	-1.3	-1.1	-2.0
Provisions	-6.8	-12.0	-6.8
Deferred income	-0.8	-	-0.9
Total Net Asset Value (NAV)	2,517.0	1,510.8	2,332.2
Non-controlling interest	-1.9	-	-2.4
Total Net Asset Value (NAV) excl. non-controlling interest	2,515.1	1,510.8	2,329.8
Total number of shares, end of period excluding treasury shares (million)	84.4	81.5	81.8
Total Net Asset Value per share (NAV/share)	29.8	18.5	28.5
¹⁾ Accounts receivable includes Trade receivables, Other receivables and Prepayments.
²⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs of USD 13.5m.
³⁾ Trade payables includes Trade payables, Other non-current liabilities and Other liabilities.

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	33

Glossary
Alternative performance measures Tanker segment

Throughout the interim report, several alternative performance measures (APMs) are used. The APMs used are the same as in the Annual Report 2022 and therefore we refer to the principles for these on pages 198-202 in the TORM plc Annual Report 2022. After the acquisition of Marine Exhaust Technology A/S on 01 September 2022, the following APMs relate to the primary segment, the Tanker segment.

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue less port expenses, bunkers and commissions incl. freight and bunker derivatives. TORM reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. To be able to reconcile the TCE earnings to the TCE/day measure, adjusted TCE earnings are presented net of the fair value adjustments on freight and bunker derivatives. The TCE/day measure is calculated as the adjusted TCE earnings divided by available earning days. TCE earnings and adjusted TCE earnings are presented below:

USDm	Q2 2023	Q2 2022	Q1-Q2 2023	Q1-Q2 2022	FY 2022
Reconciliation to revenue
Revenue	375.0	338.5	758.8	547.9	1,440.4
Port expenses, bunkers and commissions	-67.0	-128.9	-185.9	-214.9	-458.9
TCE earnings	308.0	209.6	572.9	333.0	981.5
Fair value adjustments on freight and bunker derivatives	-37.0	9.5	-21.2	11.1	0.6
Adjusted TCE earnings	271.0	219.1	551.7	344.1	982.1

Available earning days	7,451	7,398	14,183	14,866	28,756
TCE per earning day (USD)	36,360	29,622	38,903	23,152	34,153

Net Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as vessel values divided by net borrowings of the vessels.

LTV describes the net debt ratio of the vessels and is used by TORM to describe the financial situation and the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

	30 June	30 June	31 December
USDm	2023	2022	2022
Vessel values (broker values)	3,083.6	2,160.1	2,650.3
Vessel values of purchased second-hand vessel not delivered (broker values)	-	49.0	-
Other committed investment CAPEX	16.7	13.2	18.4
Total vessel values	3,100.3	2,222.3	2,668.7
Borrowings ¹⁾	1,159.5	1,056.3	971.4
- Debt regarding Land and buildings & Other plant and operating equipment	-4.9	-4.1	-3.2
Committed liability CAPEX	16.7	49.2	18.4
Loan receivable	-4.6	-4.6	-4.6
Cash and cash equivalents, including restricted cash	-264.9	-157.7	-321.4
Total (loan)	901.8	939.1	660.6
Net Loan-to-value (LTV) ratio	29.1%	42.3%	24.8%

¹⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs of USD 13.5m.

TORM INTERIM RESULTS FOR THE FIRST SIX MONTHS OF 2023	34